NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)			May 12, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its unaudited financial statements and Management Discussion and Analysis for the three months ended March 31, 2015.

The unaudited year end financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY FOR THE THREE MONTHS ENDED MARCH 31, 2015

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Reported net income (IFRS) for the three months ended March 31, 2015 was $328,869 ($0.01 per share) compared to reported net income of $1,223,575 ($0.03 per share) for the three months ended March 31, 2014.

•	Revenues for the three months ended March 31, 2015 were $6,871,684 compared to $5,480,034 for the three months ended March 31, 2014.

•	EBITDA for the three months ended March 31, 2015 was $1,697,830 compared to EBITDA of $1,666,630 for the three months ended March 31, 2014.

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Reported net income of $328,869 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $68,649, unrealized foreign exchange expense of $416,031 and share-based expense for incentive stock options (Black-Scholes) in the amount of $540,000.

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The Company has taxable income and recorded an income tax expense of $344,280 for the three months ended March 31, 2015 compared to an income tax expense of $424,340 for the three months ended March 31, 2014.

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The Canadian dollar has diminished in value against the US dollar resulting in a provision for an unrealized foreign exchange loss for our Canadian assets in the amount of $416,032 for the three months ended March 31, 2015 compared to $34,264 for the three months ended March 31, 2014.

•	Due to train derailments over past years and larger volumes of business product liability insurance has increased and has been included in cost of goods sold.

•	Cash on deposit at March 31, 2015 was $7,302,022.

•	Working capital at March 31, 2015 was $13,480,653 compared to $12,868,325 at December 31, 2014.

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To prepare for anticipated product orders created by new PHMSA regulations originally scheduled for January 2015 the Company increased its inventories to $6,266,373 at March 31, 2015 from an inventory position of $4,161,506 at December 31, 2014.

•	Company remains free of interest-bearing long-term debt commitments.

•	Net assets rose to $17,467,795 at March 31, 2015 compared to $16,598,926 at December 31, 2014.

•	Financial performance during the first quarter has been impacted by the delay in PHMSA regulations and various competitive factors to ensure Kelso secures a larger market share from customers.

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Product and market development progress, pre-sales strategic and production infrastructure costs and financial results for the three months ended March 31, 2015 although somewhat diminished are within management’s budgets and expectations.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2015 the Company had cash on deposit in the amount of $7,302,022, accounts receivable of $3,821,242, prepaid expenses of $420,673 and inventory of $6,266,373 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014.

The working capital position of the Company at March 31, 2015 improved to $13,480,653 which includes $144,888 due to related parties compared to a working capital position of $12,868,325 which includes $728,554 due to related parties at December 31, 2014.

Net assets grew to $17,467,795 at March 31, 2015 compared to $16,598,926 at December 31, 2014. At March 31, 2015 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their new requirements for rail tank cars used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The rules govern the retrofit of existing DOT 111 and CPC 1232 rail tank cars and the production of the new DOT-117 and TC-117 rail tank cars. The rules establish a minimum threshold for rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Government regulations are a key risk factor in our business development plans. With regulatory certainty management can better plan for the impact on our business operations. We have already invested in the human resources and required inventories to ensure that we can service the overall demand from the industry created by the new regulations.

Originally scheduled for January 2015, the delay in releasing PHMSA regulations was problematic to the owners of rail tank cars during the first 4 months of 2015. With regulatory certainty owners can now commit to their final design specifications for their new and existing tank cars. Tank cars can be ordered by customers that are compliant under the PHMSA guidelines and OEM production and retrofit schedules can be finalized.

Rail tank car manufacturers (OEM) have announced record backlog orders for new tank cars that will require 2 to 3 years to complete. Kelso is expected to benefit from these new orders as well as the anticipated mandatory retrofit of existing tank cars dictated by the PHMSA regulations.

Relevant to Kelso is the new regulations’ call for the use of an appropriately sized pressure relief valve (PRV) and improved bottom outlet valve (BOV) for all tank cars carrying Packing Group I and II chemicals which include crude oil and ethanol as well as many other flammable chemicals. NTSB (National Transportation Safety Board) has recommended high-flow PRV for all Packing Group I and II rail tank cars.

Kelso’s catalogue of pressure relief valves covers the full range of low flow and high-flow high-performance specifications for all new tank cars and all existing tank cars to be retrofitted in accordance with the new PHMSA regulations. The Company is also in the process of introducing its new innovative BOV. The Company is well positioned to service all industry needs for PRV and manways for the production of new and the retrofit of existing rail tank cars.

NTSB has noted in several derailment incidents including Lac Megantic that the eye-bolts on current manways were sheared off due to the vertical position of the eye-bolts on top of the manway. Eye-bolts are a problematic issue due to their poor design characteristics. When sheared off in an accident event the HAZMAT can be released into the environment.

Although not specifically addressed in the new PHMSA regulations, Kelso continues to market its Kelso Klincher® manway as a best available safety technology design providing a more secure containment in an accident. The key is that the Klincher® has no eye-bolts. Klincher® is a unique one-bolt design with the bolt mounted horizontally below the top of the manway and therefore unlikely to shear off in an accidental derailment. We believe that our Klincher® is a BAST design that with regulatory certainty in place could be adopted in larger numbers with influence from regulators, insurers, first responder organizations and shippers of hazardous materials.

Our financial health and ability to conduct business remain strong. Working capital has risen steadily and our capital needs are financed from operations. Going forward we have positioned the Company to capitalize on business opportunities for our products. Our objective is to continue to improve our financial performance, dividends and corporate value on behalf of our shareholders.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its Association of American Railroads (AAR) approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar growth through increased sales of its AAR approved products; Kelso is expected to benefit from record backlog orders for new rail tank cars and orders for the anticipated mandatory retrofit of existing tank cars; the PHMSA new rules will benefit our future business growth; customer adoption of our new products are expected to improve the rates of our revenue growth; and a rapid influx of product orders could develop as customers comply with the mandatory retrofit schedules of PHMSA. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com